Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

October 29, 2019

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on October 29, 2019.

ITEM 4.	Summary of Material Change

On October 29, 2019, Almaden announced that it had been notified by SEMARNAT, Mexico’s environmental authority, that the permitting process for the Ixtaca project had been suspended pending resolution of the mineral title lawsuit reported by the Company on September 10 and April 15, 2019 (the “Lawsuit”).

ITEM 5.	Full Description of Material Change

On October 29, 2019, Almaden announced that it had been notified by SEMARNAT, Mexico’s environmental authority, that the permitting process for the Ixtaca project had been suspended pending resolution of the Lawsuit.

Under the Lawsuit, certain organizations have supported legal challenges against the Government of Mexico and the Mexican mineral title regime using the Company’s mineral claims as a basis for their challenges. The Lawsuit contends that the issuance of Almaden’s original mineral titles violated human rights and did not respect Mexico’s commitment to indigenous consultation under United Nations Instrument ILO 169.

Almaden’s original mineral claims, which totaled approximately 14,000 hectares, were granted many years ago in full compliance with Mexican law and in the same manner as all existing mineral titles in Mexico. In April, 2019, a Lower Court in Puebla State ruled that the Mexican mineral title system is unconstitutional and as a result these original mineral claims should be held exclusively for Almaden until such time as consultation can be completed. This Lower Court decision has now been appealed by the Mexican Congress, Senate, Secretary of Economy and Mining authorities, as well as Almaden as an affected party. The Lawsuit remains before the Courts.

Although the Company understands that SEMARNAT’s mandate is restricted to the review of the technical merits of the environmental permit application, on October 4, 2019, SEMARNAT requested the Lower Court in Puebla to provide information on the Lawsuit. Almaden has reviewed the report provided by the Lower Court to SEMARNAT, which informs SEMARNAT that the purpose of the decision is to protect the complainant’s agrarian rights and lands, in order that the complainant is not affected by the mining concessions or possible mining activities. The complainant is a community of about 150 people, located well outside of the Ixtaca project impact area.

Having reviewed the Court’s response to SEMARNAT, on October 24, the Company submitted a writ to SEMARNAT in part to confirm that the Company completed the necessary steps to abandon its mineral claims in the area of the complainant in 2017, and has no interest in holding any mineral claims in this area.

Almaden is studying measures it can take to resolve this suspension.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, VP Corporate Development

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

November 5, 2019

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this material change report that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding the permitting review process for the Ixtaca project and the outcome of legal actions in Mexico that are based on assumptions about: the permitting and legal regimes in Mexico; economic and political conditions; success of exploration, development and environmental protection and remediation activities; the Company’s belief that Ixtaca will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, the Company’s expectation that the project would employ over 400 people over an 11-year mine life and would also provide updated infrastructure to the region, the impact of the project's proposed dry-stack tailing facilities, the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area. In certain cases, in preparing the Forward-Looking Information in this material change report, the Company has applied several material assumptions, including, but not limited to, that the Government of Mexico will continue to take the same positions with respect to mineral tenure in any appeal as it did before the Puebla Lower Court. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, risks related to; environmental risks, including environmental matters under Mexican rules and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled “Risk Factors” in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this material change report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

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